UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2015

CME GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31553	36-4459170
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Wacker Drive, Chicago, Illinois 60606

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 930-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events

On January 5, 2015, CME Group Inc. (the “Company”) and GFI Group Inc. (“GFI”) issued a joint press release announcing, among other things, that they have received all of the material regulatory approvals necessary to close the previously announced acquisition of GFI by the Company and that GFI will hold its special meeting of stockholders on January 27, 2015. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Stockholders

In connection with the proposed transaction between the Company and GFI, on December 24, 2014, the Securities and Exchange Commission (the “SEC”) declared effective GFI’s registration statement on Form S-4 that included a definitive proxy statement of GFI that also constituted a definitive prospectus of the Company. On December 24, 2014, GFI commenced mailing the definitive proxy statement/prospectus to stockholders of GFI. INVESTORS AND SECURITY HOLDERS OF GFI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by the Company and GFI through the website maintained by the SEC at http://www.sec.gov or at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Copies of the documents filed with the SEC by GFI are available free of charge by directing such request to: Investor Relations, GFI Group, 55 Water Street, New York, NY 10041 or from GFI’s Investor Relations page on its corporate website at http://www.gfigroup.com Copies of the documents filed with the SEC by the Company may be obtained free of charge by directing such request to: Investor Relations, CME Group, 20 S. Wacker Drive, Chicago, IL 60606, or from the Company’s Investor Relations page on its corporate website at http://www.cmegroup.com.

Participants in the Solicitation for the Proposed Merger Between the Company and GFI

The Company and its directors, executive officers and certain of its employees may be considered participants in the solicitation of proxies in connection with the proposed transactions involving GFI and the Company. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of the Company’s directors and executive officers by reading the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2013, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 3, 2014, and Current Reports on Form 8-K filed with the SEC on December 11, 2014, October 3, 2014, September 15, 2014, August 27, 2014, May 21, 2014 and May 15, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this Current Report on Form 8-K and the exhibits incorporated herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to (i) plans, objectives, expectations and intentions; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as “anticipate,” “believe,” “estimate,” “may,” “might,” “intend,” “expect” and similar expressions. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of GFI and the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements; the inability to complete the transactions contemplated by the definitive agreements due to the failure to obtain the required stockholder approval by GFI; the inability to satisfy the other conditions specified in the definitive agreements, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions; the risk that the proposed transactions disrupts current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of the transactions; the outcome of any legal proceedings that may be instituted against GFI, the Company or others following announcement of the transaction; economic, political and market factors affecting trading volumes; securities prices or demand for GFI’s brokerage services; competition from current and new competitors; GFI’s and the Company’s ability to attract and retain key personnel, including highly-qualified brokerage personnel; GFI’s ability to identify and develop new products and markets; changes in laws and regulations governing GFI’s and the Company’s business and operations or permissible activities; GFI’s and the Company’s ability to manage its international operations; financial difficulties experienced by GFI’s and the Company’s customers or key participants in the markets in which GFI and the Company focuses its services; GFI’s and the Company’s ability to keep up with technological changes; and uncertainties relating to litigation and GFI’s and the Company’s ability to assess and integrate acquisition prospects. Further information about factors that could affect the financial and other results of GFI or the Company is included in their respective filings with the SEC. Neither GFI or the Company undertakes to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements speak only as of the date hereof. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law. Other factors that may impact the forward-looking statements are described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and Forms 10-Q. For additional information on the Company, please visit the Company’s website at http://www.cmegroup.com.

Exhibit Number	Description

99.1	Joint Press Release issued by GFI Group Inc. and CME Group Inc., dated January 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CME Group Inc.

By:	/s/ Kathleen M. Cronin
Kathleen M. Cronin Senior Managing Director, General Counsel and Corporate Secretary

Date: January 6, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Press release issued by CME Group Inc. and GFI Group Inc., dated January 5, 2015.